UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-KSB |_| Form 20-F |_| Form 11-K |_| Form 10-QSB
             |_| Form N-SAR

                  For Period Ended: December 31, 2007
                                    -----------------
                  |_| Transition Report on Form 10-K
                  |_| Transition Report on Form 20-F
                  |_| Transition Report on Form 11-K
                  |_| Transition Report on Form 10-Q
                  |_| Transition Report on Form N-SAR
                  For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I--REGISTRANT INFORMATION

MIT HOLDING, INC.
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Full Name of Registrant

CONVENTION ALL HOLDINGS, INC.
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Former Name if Applicable

37 W. FAIRMONT AVE., SUITE 202
------------------------------
Address of Principal Executive Office (Street and Number)

SAVANNAH, GA 31406
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City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|_|   (a) The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra Sheets if Needed)

      The Registrant will be delayed in filing its 10-KSB because the yearend review of the Registrant's financial statements for the year ending December 31, 2007 has not been completed.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person in regard to this notification

       Steven W. Schuster, Esq.        (212)                448-1100
    -----------------------------   -----------    ---------------------------
                (Name)              (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  See Exhibit A


                                MIT HOLDING, INC.
                                -----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     March 31, 2008                     By /s/ William C. Parker
                                               ------------------------------
                                               William C Parker, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


ATTENTION
--------------------------------------------------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                    EXHIBIT A
                                    ---------

The net revenues for 2007 declined from $12,980,219 in 2006. The decrease in 2007 was mainly due to the decrease in our revenues from wholesale distribution of pharmaceuticals. More precise numbers for the results for 2007 will be available upon completion of the Company's audit.